Morgan Stanley Dean Witter Charter Series
Monthly Report
May 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of May 31, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Charter Graham           $  9.02                       -5.91%
Charter Millburn         $10.08                        -3.57%
Charter Welton           $  8.94                       -3.39%

In Charter Graham, losses were recorded during May from long positions in copper and aluminum futures as base metals prices reversed sharply lower during the latter half of the month amid large supplies, low demand and the unlikely possibility of a production cut in the near future. The losses in these base metals were mitigated by gains from short gold futures positions as gold prices plunged in reaction to the May 7th announcement that the British Treasury would sell more than half of its gold reserves. In currencies, losses were recorded from long Mexican peso positions as the value of the peso dropped sharply versus the U.S. dollar during late May on concerns that Argentina will devalue its currency which could lead to a similar action by Mexico. Smaller losses were experienced from long positions in the New Zealand dollar as its value also moved lower versus the U.S. dollar amid declining commodity prices and on news of the Federal Open Market Committee's ("FOMC") decision to tighten the Federal Reserve's monetary bias. In global stock index futures, losses were experienced from long positions in Japanese and German stock index futures as the prospect of higher interest rates in the U.S. weighed on most global equity prices. In the energy markets, long crude oil futures positions incurred losses as prices dropped significantly, after reaching 17-month highs earlier in the month, on reports of a larger-than-expected rise in stockpiles. A portion of these losses was offset by gains recorded from short U.S. interest rate futures positions as domestic bond prices dropped sharply. This price decline was due primarily to a higher-than-expected rise in the Consumer Price Index, comments by Federal Reserve Chairman Alan Greenspan that continued economic expansion in the U.S. without significant signs of inflation is unlikely and indications from the FOMC that a shift towards a tightening bias was likely.

In Charter Millburn, losses were experienced during May from long positions in Nikkei Index futures as Japanese equity prices declined due to the prospects of an interest rate hike in the U.S. and the dampening effect it would have on export dependant Japanese companies. Smaller losses were incurred from long Hang Seng Index futures positions as equity prices in Hong Kong were also pushed lower by the possibility of an interest rate increase in the U.S. In the energy markets, losses were recorded from long futures positions in crude oil and its refined products, unleaded gas and heating oil, as oil prices reversed sharply lower, despite reaching $19/barrel early in the month, due to a larger-than-expected rise in stockpiles. In metals, long positions in base metals futures, particularly aluminum and copper, experienced losses as prices in these markets reversed significantly lower amid increased supply, low demand and as the possibility of a production cut seemed unlikely. A portion of these losses was offset by gains from long positions in U.S. interest rate futures as domestic bond prices fell due to a higher-than-expected increase in the Consumer Price Index, comments by Federal Reserve Chairman Alan Greenspan that continued economic growth in the U.S. without significant signs of inflation is unlikely and indications from the Federal Open Market Committee that a shift towards a monetary tightening bias was likely.

In Charter Welton, losses were recorded during the month from crossrate currency transactions, specifically short positions in the European common currency relative to the Japanese yen, as the value of the euro climbed to a 2 1/2 month high versus the yen during the middle of the month following comments by Japanese finance officials that the recent decline in the yen versus the U.S. dollar was rapid but not concerning. In global stock index futures, losses incurred from long positions in Hang Seng and Nikkei Index futures offset gains from short S&P 500 Index futures as the prospect of higher interest rates in the U.S. weighed on most global equity prices. Losses were also experienced in metals from long futures positions in most base metals as prices reversed sharply lower amid increased supply, low demand and as the likelihood of a production cut faded. In the energy markets, losses were recorded from short positions in natural gas futures as prices in this market finished the month higher as a result of bullish storage data. These losses were mitigated by gains recorded in soft commodities from short cotton futures positions as prices declined on reports of favorable weather and USDA projections for a strong increase in 1999-2000 production and ending stocks. Additional profits were recorded in global interest rate futures from short positions in Australian and U.S. interest rate futures as prices in these markets declined due to inflationary concerns in the U.S. Smaller gains were recorded in the agricultural markets from short positions in soybean futures as prices declined throughout the month due to favorable planting forecasts and a bearish USDA supply-demand report.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of the calendar year and the inception-to-date return for each Fund in the Morgan Stanley Dean Witter Charter Series. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Charter Graham

Year                Return

1999 (3 months)                -9.8%

Inception-to-Date Return:      -9.8%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (3 months)                 0.8%

Inception-to-Date Return:            0.8%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (3 months)                -10.6%

Inception-to-Date Return:           -10.6%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended May 31, 1999
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        May 1, 1999
May 1, 1999
                                        Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading Profit (Loss):
  Realized                         19,122      0.23                     95,760
0.90
  Net change in unrealized       (470,467)           (5.69)
(425,134)                        (4.01)

  Total Trading Results          (451,345)           (5.46)
(329,374)                        (3.11)
Interest Income (DWR)              24,431             0.30
30,138                            0.28
  Total Revenues                 (426,914)           (5.16)
(299,236)                        (2.83)

EXPENSES
Brokerage fees (DWR)               48,252      0.58                     61,801
0.58
Management fees                    13,787      0.17                     17,657
0.16
  Total Expenses                   62,039             0.75
79,458                            0.74
NET LOSS                         (488,953)           (5.91)
(378,694)                        (3.57)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended May 31, 1999
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit

                                           $          $
$            $
Net Asset Value,
  May 1, 1999            862,758.846   8,271,800     9.59
1,013,779.475   10,594,433              10.45
Net Loss                      -         (488,953)   (0.57)
-         (378,694)           (0.37)
Subscriptions            181,919.813   1,640,917     9.02
238,685.562    2,405,951      10.08
Net Asset Value,
  May 31, 1999          1,044,678.659  9,423,764    9.02
1,252,465.037   12,621,690              10.08

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended May 31, 1999
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        May 1, 1999
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading Profit (Loss):
  Realized                      (276,181)             (2.61)
  Net change in unrealized       (35,547)             (0.34)

  Total Trading Results          (311,728)            (2.95)
Interest Income (DWR)             32,326               0.31

  Total Revenues                (279,402)             (2.64)

EXPENSES
Brokerage fees (DWR)              61,805        0.58
Management fees                   17,659               0.17
  Total Expenses                  79,464               0.75
NET LOSS                        (358,866)             (3.39)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended May 31, 1999
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount    Per Unit
                                           $          $
Net Asset Value,
  May 1, 1999          1,144,477.507  10,595,200     9.26
Net Loss                      -        (358,866)    (0.32)
Subscriptions            244,071.597  2,182,000      8.94
Net Asset Value,
  May 31, 1999         1,388,549.104 12,418,334     8.94

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its
U.S. Treasury bill investments during such month.   Carr also credits DWR
with the interest income earned with respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)


Redemptions - Limited Partners may redeem some or all of their Units as of the last day of the six months following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in the Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR for trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in future interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of management fees and incentive fees as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of "Trading Profits", (as defined in the Limited Partnership agreements), as of the end of each calendar month. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.